838 – 1100 Melville Street Vancouver, BC V6E 4A6 P: 604-899-5450 F: 604-484-4710

News Release	No. 24-480 November 13, 2024

Platinum Group Files Final Base Shelf Prospectus

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM:TSX; PLG:NYSE American) ("Platinum Group", "PTM" or the "Company") announces that it has filed a final short form base shelf prospectus (the "Shelf Prospectus") with the securities regulatory authorities in each of the provinces and territories of Canada and a corresponding registration statement on Form F-10 (the "Registration Statement") with the United States Securities and Exchange Commission ("SEC") under the Multijurisdictional Disclosure System established between Canada and the United States.

The Shelf Prospectus and the Registration Statement, when made effective, will enable the Company to make offerings of up to US$250 million of common shares, debt securities, warrants, subscription receipts or a combination thereof of the Company from time to time, separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the offering and as set out in an accompanying prospectus supplement, during the 25-month period that the Shelf Prospectus and Registration Statement remain effective.

Unless otherwise specified in the prospectus supplement relating to a particular offering of securities, the net proceeds from any sale of any securities will be used to advance our business objectives and for general corporate purposes.  The Company filed the Shelf Prospectus and the Registration Statement to replace the Form F-10 registration statement previously filed by the Company with the SEC in 2022, which has expired (the "2022 Registration Statement"), and to enhance the Company's financial flexibility.  The Company's 2022 at-the-market common share offering terminated upon the expiration of the 2022 Registration Statement on July 21, 2024.  The specific terms of any future offering will be established in a prospectus supplement to the Shelf Prospectus, which supplement will be filed with the applicable Canadian securities regulatory authorities and the SEC.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.  A copy of the Shelf Prospectus can be found on SEDAR+ at www.sedarplus.ca, and copies of the Registration Statement can be found on EDGAR at www.sec.gov.  Copies of the Shelf Prospectus and the Registration Statement may also be obtained by contacting the Corporate Secretary of the Company at Suite 838, 1100 Melville Street, Vancouver, British Columbia, Canada, V6E 4A6.

About Platinum Group Metals Ltd. and the Waterberg Project

Platinum Group Metals Ltd. is the operator of the Waterberg Project, a bulk underground platinum group metals deposit located in South Africa.  The Waterberg Project was discovered by Platinum Group and is being jointly developed with Impala Platinum Holdings Ltd., Mnombo Wethu Consultants (Pty) Ltd. ("Mnombo"), and HJ Platinum Metals Company Ltd.

PLATINUM GROUP METALS LTD	…1

On behalf of the Board of

Platinum Group Metals Ltd.

Frank R. Hallam

President, CEO and Director

For further information contact:

 Kris Begic, VP, Corporate Development

 Platinum Group Metals Ltd., Vancouver

 Tel: (604) 899-5450 / Toll Free: (866) 899-5450

 www.platinumgroupmetals.net

Disclosure

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

The TSX and the NYSE American have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively "forward-looking statements"). Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "plans", "postulate" and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this news release include, but are not limited to, any potential future offerings(s) of securities pursuant to the Shelf Prospectus and the Registration Statement (and the use of proceeds therefrom). Although the Company believes any forward-looking statements in this news release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct.

The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various factors, including rising global inflation and increased potential supply chain disruptions; international conflict and other geopolitical tensions and events; the Company's inability to generate sufficient cash flow or raise additional capital, and to comply with the terms of any new indebtedness; additional financing requirements; and any new indebtedness may be secured, which potentially could result in the loss of any assets pledged by the Company; the Company's history of losses and negative cash flow; the Company's properties may not be brought into a state of commercial production; uncertainty of estimated production, development plans and cost estimates for the Waterberg Project; discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production; fluctuations in the relative values of the U.S. Dollar, the South African Rand and the Canadian Dollar; volatility in metals prices; the uncertainty of alternative funding sources for Waterberg JV Resources (Pty) Ltd. ("Waterberg JV Co."); the Company may become subject to the U.S. Investment Company Act; the failure of the Company or the other shareholders to fund their pro rata share of funding obligations for the Waterberg Project; any disputes or disagreements with the other shareholders of Waterberg JV Co. or Mnombo; the ability of the Company to retain its key management employees and skilled and experienced personnel; conflicts of interest; litigation or other administrative proceedings brought against the Company; actual or alleged breaches of governance processes or instances of fraud, bribery or corruption; exploration, development and mining risks and the inherently dangerous nature of the mining industry, and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties; property and mineral title risks including defective title to mineral claims or property; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and South Africa; equipment shortages and the ability of the Company to acquire necessary access rights and infrastructure for its mineral properties; environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences; extreme competition in the mineral exploration industry; delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits; risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation; pandemics and other public health crises; the Company's common shares may be delisted from the NYSE American or the TSX if it cannot maintain compliance with the applicable listing requirements; and other risk factors described in the Company's most recent annual information form, Form 40-F and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedarplus.ca, respectively. Proposed changes in the mineral law in South Africa, if implemented as proposed, may have a material adverse effect on the Company's business and potential interest in projects. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether because of new information, future events or results or otherwise.